Ex 99.1
China Finance Online Completes Acquisition of Hong Kong Securities Brokerage Firm
BEIJING, November 28/Xinhua-PRNewswire/ — China Finance Online Co., Limited (Nasdaq: JRJC), a leading Chinese online financial information, data, and analytics provider, today announced that on November 23rd, 2007, it successfully completed the acquisition of 85% equity interest of Daily Growth Investment Company Limited, a licensed securities brokerage firm incorporated in Hong Kong with a history of over 35 years.
Under the definitive agreement, previously announced On September 14th, 2007, China Finance Online agreed to acquire 85% equity interest of Daily Growth Investment Company Limited for approximately $3 million and has the right to acquire the remaining 15% of equity of Daily Growth Investment within 5 years from the completion date.
About China Finance Online Co. Limited
China Finance Online Co. Limited is the market leader in providing online financial and listed company data, information and analytics in China. Through its websites, www.jrj.com and www.stockstar.com, the company provides individual users with subscription-based service packages that integrate financial and listed company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through internet or through mobile handsets. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd, the company provides financial information database and analytics to institutional customers including domestic securities and investment firms. Through its subsidiary, Daily Growth Investment Company Limited, the company provides securities brokerage services for stocks listed on Hong Kong Stock Exchange.
Safe Harbor Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.
Statements that are not historical facts, including statements about our beliefs and expectations are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in such forward-looking statements including failure of our products to gain further recognition in the marketplace, increased competition, our ability to consummate the acquisition transactions, the conditions to the completion of the acquisition transactions may not be satisfied according to the terms expected or the anticipated schedule, the possibility that the parties may be unable to achieve all of the benefits of the business combination within the expected timeframe. Other potential risks and uncertainties include, but are not limited to, China Finance Online’s historical and possible future losses, limited operating history, uncertain regulatory landscape in the People’s Republic of China, fluctuations in quarterly operating results, failure to successfully compete against new and existing competitors, and China Finance Online’s reliance on relationships with Chinese stock exchanges and raw data providers. Further information regarding these and other risks is included in China Finance Online’s annual report on Form 20-F for the year ended December 31,

2006, and other filings with the Securities and Exchange Commission. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
For further information please contact:
Melissa Zhang
Investor Relations
China Finance Online Co. Limited
Tel: (+86-10) 5832-5288
Email: ir@jrj.com